Bravo! Foods International Corp.
                               11300 US Highway 1
                         North Palm Beach, Florida 33408


                                  July 31, 2006

Via Edgar
H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street. NE
Washington, DC 20549

      Re:   Bravo! Foods  International Corp.
            Registration Statement on Form SB-2
            Filed December 21, 2005
            File No. 333-130535

            Form 10-KSB for the Fiscal Year Ended December 31, 2004 Filed March 22, 2005 File No. 000-25039

Dear Mr. Schwall:

      Below please find our responses to your letter dated May 4, 2006.

Form 1 0-KSB for the Fiscal Year Ended December 31 2005
Management's Discussion and Analysis, Page 11
Critical Accounting Policies, page 13

1. We have read your response to prior comment 6 in our letter dated March 28, 2006. Please discuss within your critical accounting policies how you determined the events of default that are within and outside of your control, and how you have concluded the holders of the Series F and I convertible preferred stock have the same understanding of these events. In addition, please disclose any uncertainties surrounding the judgments you have made in defining the events of default that are outside of your control.

Response

      We have attached the appropriate disclosure as Exhibit 1

Revenue Recognition, page 13
International Sales, page 23

2. We note your disclosure stating that you use the "unit sales" model to report sales of your products in the United Kingdom. Please provide us with the analysis that you performed of the criteria set forth in EITF 99-19 in determining the gross presentation of revenue for sales in the United Kingdom is appropriate. Please be sure to describe the responsibilities assumed by third party processors and the external sales agent on your behalf.

Response

       In the United Kingdom, we utilize a third party processor to produce our products on our behalf, which products consisted of single serve flavored milk based beverages. In addition we have appointed an agent in the UK to implement tour directives concerning the implementation our strategic business model, including target demographics, distribution outlets, product pricing, packaging, marketing, sales and distribution, all of which are our responsibility and within our control. Our agent is responsible for acting as our sales broker with retail establishments, making arrangements for shipping and distribution logistics, invoicing and collections on our behalf. Under this model, we have the decision making power and control over all aspects of product development, marketing, and promotion, advertising and sales activity. As in the United States, we refer to this business model as "unit sales".

       We follow the final consensus reached by the Emerging Issues Task Force
(EITF) 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" in determining our revenue recognition reporting status for this business model. Pursuant to EITF 99-19, in each instance we consider the following factors in making this determination:

      o Whether we are the primary obligor in the arrangement

      o Whether we have general inventory risk (before customer order is placed or upon customer return)

      o Whether we have latitude in establishing price

      o Whether we have the ability to change the product

      o Whether we have discretion in supplier selection

      o Whether we are involved in the determination of product specifications

      o Whether we have physical loss inventory risk (after customer order or during shipping)

      o Whether we have credit risk

       Primary Obligor. We have the sole responsibility for the payment to our third-party processor of all costs associated with the production of our flavored milk based beverages. In that regard, we pay a negotiated "dock price" per sale unit to our third-party processor. We also are responsible for the payment of all freight charges for the finished product to our customers, shipping insurance charges, broker's fees (to our agent and other sub brokers) and product returns. Our appointed agent receives a set percentage fee for the number of cases of our product sold in the UK and does not receive other remuneration from us. Our agent is neither primarily nor secondarily obligated to any supplier of goods or services provided to us in the manufacture, marketing, distribution or sales of our product.

       Inventory Risk. Our milk-based products are code dated with an "expiration" date. If our third-party processor has stored inventory that approaches code date and is, as a result, not capable of being sold, we are responsible for the payment of the dock price to the third-party processor even absent a sale. With respect to returns, if already sold product has not sold by a date approaching the code date or has been damaged in shipment, we have several options. For damaged goods, the customer receives a credit from us and the product is destroyed. For code date issues, we issue a customer credit and attempt to resell the product to "discount" customers through our agent or, absent such a sale, we direct that the product be destroyed.

       Price. In consultation with and based upon information supplied to us by our agent, we establish the price at which our products are sold. We sell to the customer direct as the vendor of record. We recognize revenue at the full wholesale price charged.

       Changes to the Product. We have sole discretion to change the product visually and in content to satisfy our own specifications. The only limitations are (i) those imposed on the third party processor by local health officials, and (ii) labeling and content restrictions that may be imposed on our product by regulatory bodies.

       Discretion in Supplier Selection. We have sole discretion to select the supplier of flavor and nutritional ingredients that are sourced by third parties to meet our flavor and nutritional profile specifications, as well as labeling and other packaging.

       Product Specifications. Within regulatory guidelines, we have sole discretion to develop, and determine the visual and content specifications for our products. The only other limitations are those imposed by third party license agreements concerning the visual utilization of trademark issues.

       Physical Loss Inventory Risk. We take title upon the shipment of the product by our third-party processor. We pay for and obtains insurance during shipment and we are responsible for inventory loss during shipping. The point of transfer of title to the inventory is by agreement with our third-party processor and is manifested by the physical removal of the inventory from the third-party processor's warehouse onto the common carrier, where the risk of loss passes to us. Contemporaneous with that event, the third-party processor logs the shipment on behalf of the Company and removes the shipped products from its recorded inventory.

       Credit Risk.  We bear the risk of  loss of non-payment by its customers.

       Based upon the foregoing analysis, we have determined that the gross presentation of revenue for sales in the United Kingdom is appropriate.

Financial Statements, page F-1
General

3. We have considered your responses to prior comments two and six in our letter dated February 15, 2006, expressing a preference for not restating your financial statements to correct your accounting for product development costs, which you determined should be expensed as incurred, rather than deferred; and to recognize interest expense under the terms of the original promissory note to International Paper. However, since you will be restating your financial statements to record previously unrecognized derivative instruments in accordance with the guidance of EITF 00-19 and SFAS 133, we believe you should correct these accounting errors as well, irrespective of materiality.

      We would expect all restatements to be reported as prior period adjustments in accordance with paragraph 36 of APB 20. In addition, you should include the disclosures specified in paragraph 37 of APB 20, and paragraph 26 of APB 9, and denote the columns of the financial statements that have been restated.

      Finally, please advise your auditors of the guidance in AU Sections 530.05 and 420.12, pertaining to the audit report date and explanatory language that may be necessary to reference the correction of an error.

Response

      We have made the appropriate changes concerning the disclosure of the accrued interest on the promissory note to International Paper and product development costs in our restated financial statements. See the following pages of our draft restatement filed with you on July 10, 2006.

International Paper Note
      o MD&A page 4
      o Statement of Operations pages 13 (2005 FY) and 15 (2004 FY); see footnote (c)
      o Notes to Financial Statements page 22
      o Statement of Operations pages 25, 26 (2005 quarters) and 27, 28 (2004 quarters)

Product Development Costs
      o MD&A page 4
      o Statement of Operations pages 13 (2005 FY) and 15 (2004 FY); see footnote (b)
      o Notes to Financial Statements page 22
      o Statement of Operations pages 25, 26 (2005 quarters) and 27, 28 (2004 quarters)

General disclosure Note on both; see page 22

Note 1 -- Organization, Businesses and Going Concern Uncertainty, page F-9 Revenue Recognition, page F-11

4. Your current accounting policy note disclosure focuses on your determination of whether to report revenues on a gross or net basis, considering the guidance in EITF 99-19. Please expand your revenue recognition accounting policy to address the criteria outlined in SAB Topic 13:1; especially as it relates to how ownership, delivery, rights of return, and exposure to risk of loss factor into the timing of recognition.

Response

      We have attached the appropriate disclosure as Exhibit 2

Shipping and Handling Costs, page F-11

5. We note your disclosure explaining that you have included shipping and handling costs in the selling expenses line item. Given the significance of these costs in relation to revenue and cost of sales, it appears you will need to restate your financial statements to reflect these costs in your measures of gross margin to comply with the SEC observer remarks in paragraph 8 of EITF 00-10.

Response

      We have made the appropriate changes concerning the disclosure of shipping and handling costs in our measures of gross margins as separate line item in our restated financial statements. See the following pages of our draft restatement filed with you on July 10, 2006.

      o MD&A page 4
      o Statement of Operations pages 13 (2005 FY) and 15 (2004 FY); see footnote (a)
      o Notes to Financial Statements page 22
      o Statement of Operations pages 25, 26 (2005 quarters) and 27, 28 (2004 quarters)

Stock-based Compensation, page F-13

6. Please explain why your net loss and net loss per share amounts would not have changed had you applied the fair value method rather the intrinsic method to account for stock based employee compensation in the periods presented.

Response

      As indicated on page 3 of 32 of the draft filing of Proposed Comments/Inserts for Restated 10-KSB provided to the SEC on July 10, 2006, we previously adopted SFAS 123. This adoption, however, was not correctly described in the originally filed 10-KSB, and some of the inputs to the option pricing model were incorrect. Therefore, the amount of related stock option compensation expense was not correctly stated in such 10-KSB. The above-mentioned Proposed Comments/Inserts indicates the magnitude of the adjustments required to reflect the proper adoption of SFAS 123. In addition, we refer you to the following pages of our draft restatement filed with you on July 10, 2006.

      o Balance Sheets page 7 (2005 FY); see footnote (i)
      o Statement of Operations pages 13 (2005 FY); see footnote (g)
      o Notes to Financial Statements page 21, 22
      o Balance Sheets page 23 (2005 quarters)
      o Statement of Operations pages 25, 26 (2005 quarters)

      Since all outstanding options granted prior to 2005 were fully vested prior to January 1, 2004, no restatement of the 2004 stock compensation amounts (which totaled $0) is required for 2004.

      As a result of the above, no proforma information for stock compensation is required for either 2004 or 2005.

Note 5 -- Notes Payable to Individual Lenders, page F-16

7. As communicated in our conference call on April 19, 2006, we believe the conversion features within certain debt arrangements are embedded derivative instruments that should be bifurcated from the debt host contracts and accounted for as derivative instruments at fair value with changes in fair value recorded in the statements of operations. In this regard, we note certain debt is convertible into a variable number of shares, and the terms of the debt arrangements do not effectively limit the possible number of shares that may be issued upon conversion.

      Although the terms of the arrangements stipulate the number of shares resulting from the conversion plus the number of common shares then owned by the holder may not exceed 9.99 percent of the total issued and outstanding common shares, the holder has the option to waive this conversion limitation. Without the presence of an effective limit or cap on the number of shares to be delivered that is within the control of the company, you have not met the condition set :forth in paragraphs 20 through 24 of EITF 00-19, and would not qualify for the paragraph 11(a) scope exception of SFAS 133.

      As a result of these instruments, you would be unable to conclude that you had sufficient authorized and unissued shares to settle any contract within the scope of EITF 00-19. Therefore, in order to comply with paragraph 24 of EITF 00-19, you should bifurcate the conversion feature from any debt that is not a conventional convertible instrument and account for the feature as a derivative liability, with changes in fair value being recorded in the statements of operations. In addition, you should classify warrants and options issued to non-employees that are exercisable during the period the notes are convertible into a potentially unlimited number of shares as derivative liabilities.

      Please revise your financial statements to properly account for your convertible debt, warrants and options in accordance with EITF 00-19 and SFAS 13:3. Please consider the adoption date of EITF 00-19 for purposes of determining the prior period impact this restatement will have on your financial statements.

Response

      We have made the appropriate revisions to properly account for our convertible debt, warrants and options in accordance with EITF 00-19 and SFAS 13:3. In that regard, we have considered the adoption date of EITF 00-19 for purposes of determining the prior period impact this restatement will have on our financial statements. See the following pages of our draft restatement filed with you on July 10, 2006.

      o MD&A page 1 & 2
      o Balance Sheet pages 6 (2005 FY) and 10 (2004 FY); see footnote (d)
      o Notes to Financial Statements page 17, 19 & 20
      o Balance Sheet pages 23 (2005 quarters) and 24 (2004 quarters)

8. We note your disclosure stating that the convertible promissory note issued in April 2004 to Libra Finance has a maturity date of October 1, 2005, and that the maturity date for the convertible notes issued in April 2004 to Mid Am Capital LLC is December 1, 2005. However, as of December 31, 2005 it appears you had not paid the outstanding amounts as of the maturity dates. Please disclose whether you were in default of the terms of these notes as of the balance sheet date. Discuss any waivers you received from the creditors, which modified the payment terms of notes.

Response

      We have attached the appropriate disclosure as Exhibit 3

9. Please disclose the interest rate, maturity date, conversion terms, priority, and contingent principal or interest payment provisions for each note outstanding as of each balance sheet date presented. Please clarify within your disclosure how the notes outstanding as of December 31, 2004 were subsequently extinguished in 2005.

Response

      We have attached the appropriate disclosure as Exhibit 4 concerning the interest rate, maturity date, conversion terms, priority, and contingent principal or interest payment provisions for each note outstanding as of each balance sheet date This disclosure also includes how of certain notes were extinguished during our fiscal year ending December 31, 2005.


Note 6 -- Capital Surplus (Deficit), page F- 17
Convertible Preferred Stock, page F-17

10. Based on your response to prior comment 7 in our letter dated February 15, 2006 and the additional information you provided during our conference call on April 19, 2006, we do not object to your presentation of your convertible preferred stock as permanent equity. Please expand your disclosure to set forth the reasons you believe all series of your preferred stock are appropriately classified as permanent equity.

Response

      See Exhibit 1 attached to this letter.

11. It appears that the agreements governing your series of preferred stock and convertible notes may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF 00-19. Please tell us how you evaluated the following:

      o In the event of default the dividend rate increases for the series H, J and K preferred stock. As indicated in paragraph 61h of SFAS 133, the economic characteristics of this feature may not be clearly and closely related to the economic characteristics of the equity host.

      o Debt is mandatory redeemable at a premium at the option of the holder in the event of a default as defined by the note agreement. Refer to paragraph 61(d) of SFAS 133, DIG B16 and DIG B38 for guidance on put and call options embedded in debt instruments.

      As explained during our phone conference, we believe it will be necessary for you to perform a thorough analysis of your agreements in order to determine whether there are any provisions that may be embedded derivatives that should be bifurcated and accounted for separately as derivative instruments in accordance with SFAS 133. Please provide us a representation to this effect once you have completed this procedure, and submit a listing of all the embedded derivatives identified during your review of your debt and equity agreements, with an explanation detailing how you evaluated each provision.

Response

      We have completed the analysis of our financing agreements to determine whether there are any provisions that may be embedded derivatives that should be bifurcated and accounted for separately as derivative instruments in accordance with SFAS 133. In addition, we have set fort our conclusion as to each and indicated our accounting treatment thereof, where appropriate. Please see our analysis, which we have attached to this response letter as Exhibit 5.

Note 12 -- Accrued Expenses, page 43

12. We note that in 2005 you accrued for certain costs you refer to as "discontinued." Please disclose the origin of these accrued amounts and the circumstances under which the accruals will be settled.

Response

      The reference to "discontinued" does not mean discontinued accrued costs. Rather, "discontinued" refers to materials such as labels, bottle caps and ingredients used for the production of products, which products have been discontinued and no longer produced or sold by the Company.

Exhibits

13. As previously indicated in our prior comment 7 in our letter dated December 1, 2005, the format of the certifications required by Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act has been revised. Please present your certifications in this new format. Refer to Item 601(b)(31) of Regulation SB for the required certification format.

Response

      We have made the appropriate revisions in our existing Form 10 KSB for the year ending December 31, 2005 to reflect the required certification language. See pages 39 through 41 of our 2005 Form 10-KSB/A as filed.

                                        ***

      The Company has acknowledged that:

o it is responsible for the adequacy and accuracy of the disclosure in their filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,


                                    Roy D. Toulan, Jr.
                                    General Counsel

Bravo! Foods International Corp.
Response to SEC Comment Letter
May 4, 2006
Item 1

                                    Exhibit 1
Critical Accounting Policies

Classification of Financial Instruments with a Convertible Feature

      In determining whether the conversion feature of our financial instruments would be classified in stockholder's equity, we examine the guidance of Paragraph 4 of EITF 00-19, which provides two avenues of analysis. First, if the characteristics of the financial instrument constitute a "conventional" convertible instrument, the instrument qualifies for the scope exception of paragraphs 11(a) and 12 (c) of Statement 133, the conversion feature is not considered a derivative for the purposes of Statement 133. In order to determine whether the instrument is "conventional", we analyze whether it would constitute stockholders' equity as a freestanding derivative. Second, absent the "conventional" instrument classification and the resultant scope exception, we analyze whether the instrument meets the equity condition requirements of paragraphs 12 - 32 of EITF 00-19. Issue 00-19's classification provisions are based on an issuer's control over the form of ultimate settlement of an instrument. An issuer is deemed to control the form of settlement if it has both the contractual right to settle in equity shares and the ability to deliver equity shares. When an issuer controls the form of settlement, an instrument is generally classified as equity. If an issuer does not control the form of settlement, net-cash settlement is assumed and an instrument is classified as an asset or liability (paragraphs 12, 13 of EITF 00-19).

      We examine the general pronouncements contained in paragraphs 12 and 13 EITF 00-19 prohibiting equity classification where net cash settlement or a cash payment for physical settlement could occur, in light of the eight conditions discussed in paragraphs 14 - 32 of EITF 00-19. If these conditions are satisfied, then equity classification is appropriate. The eight conditions are:

      o The instrument permits the issuer to settle in unregistered shares (paragraphs 14 - 18)
      o The issuer has sufficient authorized shares available to settle in its shares (paragraph 19)
      o The instrument contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20 - 24)
      o There are no cash payments to the counterparty in the event that the issuer fails to make timely filings with the SEC (paragraph 25)
      o There are no cash settled "top-off" or "make whole" provisions (paragraph 26)
      o The contract requires net-cash settlement only where in the circumstances the holders of shares underlying also would receive cash in exchange for shares (paragraph 27 - 28)
      o There are no provisions giving the counterparty greater rights than those of a shareholder of the stock underlying the instrument (paragraph 29 - 31) o There is no requirement to post collateral for any reason (paragraph 32)

      Our analysis of these considerations requires us to exercise our judgment within the stated guidelines in making our determination as to whether a particular financial instrument is appropriately classified as equity or a liability or asset.

      In connection with our Series F convertible preferred, we determined that a series of letter agreements waiving cash settlements of the respective transactions for events not within our control was appropriate. Our determination of what events would be outside of our control was by reference to the categories of specific contract terms and issuer events set forth and analyzed as requirements for equity classification in paragraphs 12-32 of EITF 00-19, as then existed or as may be amended at a future time. As such, we treated the basic tenets and interpretive guidance of EITF 00-19 as an "objective" standard that would govern the then and future rights and obligations of the parties. In that regard, the waiver letters in lieu of amending the financing contracts obviated the necessity of possible future amendments of the contracts to satisfy Task Force interpretations that could represent the spectrum of simple refinements to wholesale changes.

      Similarly, in our Series I convertible preferred, we incorporated in
Section 9.2 of the subscription agreements language that tracked the import of the waiver letters to achieve the same result. Consistent with the letter waivers of the Series F, in the Series I language, we are subject to a cash settlement only for events that are within our control. Similarly, Section 9(i) of the Series I Certificate of Designation specifically excludes non-registration events as a trigger for net cash settlements.

      We believe that the scope of the Series F waiver and the exclusionary language of the Series I convertible preferred instruments, when viewed in light of the specificity contained in the eight conditions set forth and discussed in paragraphs 14 - 32 of EITF 00-19, provide certain and sufficient guidance within the context of the general control standard set forth in EITF 00-19.

      In connection with our Series H, J and convertible preferred, we considered the option granted to the holders of these securities to compel mandatory redemption at 140% of stated value upon our inability to deliver common stock upon conversion of the preferred. The potential for our inability to deliver common stock in this instance was premised upon a $200,000 convertible note issued in November of 2003 that contained a variable conversion feature without a floor for the conversion price. The variable conversion feature of the November 2003 convertible note has been amended to insert a "floor" conversion price, thus eliminating possibility of an indeterminate number of shares being necessary to satisfy potential conversions of this note. We have determined that we have the ability to share settle this note and the Series H, J and K convertible preferred with this amendment in place.

Bravo! Foods International Corp.
Response to SEC Comment Letter
May 4, 2006
Item 4
                                     Exhibit 2
Revenue Recognition

       In the United States and United Kingdom, we utilize a third party processor to produce our products on our behalf, which products consisted of single serve flavored milk based beverages. In addition we have appointed an agent in the UK to implement tour directives concerning the implementation our strategic business model, including target demographics, distribution outlets, product pricing, packaging, marketing, sales and distribution, all of which are our responsibility and within our control. Our agent is responsible for acting as our sales broker with retail establishments, making arrangements for shipping and distribution logistics, invoicing and collections on our behalf. Under this model, in both territories we have the decision making power and control over all aspects of product development, marketing, and promotion, advertising and sales activity. We refer to this business model as "unit sales".

       We follow the final consensus reached by the Emerging Issues Task Force
(EITF) 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" and the specific criteria set forth in outlined in SAB Topic 13:1 in determining our revenue recognition reporting status for this business model. Pursuant to EITF 99-19 and SAB Topic 13:1, in each instance we consider the following factors in making this determination:

      o Whether we are the primary obligor in the arrangement

      o Whether we have general inventory risk (pre customer order or customer return)

      o Whether we have latitude in establishing price

      o Whether we have the ability to change the product

      o Whether we have discretion in supplier selection

      o Whether we are involved in the determination of product specifications

      o Whether we have physical loss inventory risk (after customer order or during shipping)

      o Whether we have credit risk

       Primary Obligor. We have the sole responsibility for the payment to our third-party processor of all costs associated with the production of our flavored milk based beverages. In that regard, we pay a negotiated "dock price" per sale unit to our third-party processor. We also are responsible for the payment of all freight charges for the finished product to our customers, shipping insurance charges, broker's fees (to our agent and other sub brokers) and product returns. In the UK, our appointed agent receives a set percentage fee for the number of cases of our product sold in the UK and does not receive other remuneration from us. Our agent is neither primarily nor secondarily obligated to any supplier of goods or services provided to us in the manufacture, marketing, distribution or sales of our product.

       Inventory Risk. Our milk-based products are code dated with an "expiration" date. If our third-party processor has stored inventory that approaches code date and is, as a result, not capable of being sold, we are responsible for the payment of the dock price to the third-party processor even absent a sale. With respect to returns, if already sold product has not sold by a date approaching the code date or has been damaged in shipment, we have several options. For damaged goods, the customer receives a credit from us and the product is destroyed. For code date issues, we issue a customer credit and attempt to resell the product to "discount" customers through our agent or, absent such a sale, we direct that the product be destroyed.

       Price. We establish the price for our products in the United States for sales to either distributors or directly to retail outlets. In the UK we sell direct only and set the price after consultation with and based upon information supplied to us by our agent. In each instance, we sell as the vendor of record to either the distributor or the retail outlet. We recognize revenue at the full distributor or wholesale price charged.

       Changes to the Product. We have sole discretion to change the product visually and in content to satisfy our own specifications. The only limitations are (i) those imposed on the third party processor by local health officials, and (ii) labeling and content restrictions that may be imposed on our product by regulatory bodies.

       Discretion in Supplier Selection. We have sole discretion to select the supplier of flavor and nutritional ingredients that are sourced by third parties to meet our flavor and nutritional profile specifications, as well as labeling and other packaging.

       Product Specifications. Within regulatory guidelines, we have sole discretion to develop, and determine the visual and content specifications for our products. The only other limitations are those imposed by third party license agreements concerning the visual utilization of trademark issues.

       Physical Loss Inventory Risk. We take title upon the shipment of the product by our third-party processor. We pay for and obtain insurance during shipment and we are responsible for inventory loss during shipping. The point of transfer of title to the inventory is by agreement with our third-party processor and is manifested by the physical removal of the inventory from the third-party processor's warehouse onto the common carrier, where the risk of loss passes to us. Contemporaneous with that event, the third-party processor logs the shipment on behalf of the Company and removes the shipped products from its recorded inventory.

       Credit Risk.  We bear the risk of  loss of non-payment by its customers.

       Based upon the foregoing analysis, we have determined that the gross presentation of revenue for sales in the United States and the United Kingdom is appropriate.

Bravo! Foods International Corp.
Response to SEC Comment Letter
May 4, 2006
Item 8

                                    Exhibit 3


      In April 2004 we issued convertible notes to Libra Finance, having a maturity date of October 1, 2005, and to Mid Am Capital LLC in June 2004 having a maturity date of December 1, 2005. As of December 31, 2005, we had an agreement from each note holder to extend the respective maturity dates to December 31, 2006, without penalty to the Company. No other terms of the notes were modified in connection with the extension of these maturity dates.

Bravo! Foods International Corp.
Response to SEC Comment Letter
May 4, 2006
Item 9
                                     Exhibit 4

Convertible Notes with Remaining Principal

      November 2003 (for fiscal years ending 2005 and 2004)

      On November 21, 2003, we entered into a Subscription Agreement with Mid-Am Capital, LLC and Gamma for the sale of a convertible notes, each in the amount of $200,000. The notes bear 8%$ simple interest and is convertible into shares of our common stock at the lesser of $0.05 or 75% of the average of the three lowest closing bid prices for the thirty trading days prior to but not including the conversion date. During the 180 days following the issuance of the convertible note, the conversion price shall not be less that $.03 per share if no event of default exists. The notes are payable at the maturity date of November 20, 2005. The Gamma note was converted to common stock during 2004 - 2005. We have accrued interest of $33,666 on the Mid-Am note as of December 31, 2005. This note to Mid-Am Capital was amended as of January 1, 2006 to provide for a permanent conversion floor of $0.03 per share, and has an extended maturity date of December 31, 2006.

      April 2004 (for fiscal years ending 2005 and 2004)

      On April 20, 2004, we issued 10% convertible promissory notes to Alpha Capital and Longview Fund, each for $250,000, and to BiCoastal and Libra Finance, each for $25,000 for $25,000. The notes have a maturity date of October 1, 2005 and are convertible into shares of our common stock at $0.10 per common share. The note is payable in twelve equal monthly installments, commencing November 1, 2004. The installment payments consist of principal and a "premium" of 20% of the principal paid per installment. We have the option to defer such payment until the note's maturity date on October 1, 2005, if our common stock trades above $0.20 for the five trading days prior to the due date of an installment payment. The BiCoastal note was converted to common stock during 2004. The Alpha and Capital Longview notes were converted to common stock during 2005. Libra converted its note to common stock in 2006. We have accrued interest of $4,370 on the Libra note as of December 31, 2005.

      June 2004 (for fiscal years ending 2005 and 2004)

      On June 30, 2004, we issued 10% convertible promissory notes to Mid-Am Capital L.L.C for $500,000, Longview Fund and Alpha Capital each for $250,000, Stonestreet for $200,000, Whalehaven for $100,000, Gamma Opportunity for $125,000, Libra and BiCoastal each for $12,500, Stonestreet for $10,000 and Gem Funding for $500,000. The notes have a maturity date of December 1, 2005 and are convertible into shares of our common stock at $0.15 per common share. The notes are payable in twelve equal monthly installments, commencing January 1, 2005. The installment payments consist of principal and a "premium" of 20% of the principal paid per installment. We have the option to defer such payment until the note's maturity date on December 1, 2005, if our common stock trades above $0.20 for the five trading days prior to the due date of an installment payment. All of the notes were converted to common stock in 2005, except the Mid-Am and Libra notes. Libra converted its note to common stock in 2006. We have accrued interest of $75,205 on the Mid-Am note and $1,881 on the Libra note as of December 31, 2005. The note to Mid-Am has been extended to December 31, 2006.

      October 2004 (for fiscal years ending 2005 and 2004)

      On October 29, 2004, we issued 10% convertible promissory notes to Alpha Capital for $125,000, Longview for $75,000, Stonestreet for 225,000, Whalehaven for $125,000, Libra Finance and Gem Funding each for $6,250, Stonestreet for $11,250, and BiCoastal for 3,750. The notes have a maturity date of April 30, 2006 and are convertible into shares of our common stock at $0.10 per common share. The notes are payable in twelve equal monthly installments, commencing May 1, 2005. The installment payments consist of principal and a "premium" of 20% of the principal paid per installment. We have the option to defer such payment until the note's maturity date on April 30, 2006, if our common stock trades above $0.15 for the five trading days prior to the due date of an installment payment and the underlying common stock is registered. All of the notes, except Libra, were converted to our common stock during 2005. Libra converted its note to common stock in 2006. We have accrued interest of $733 on the Libra note as of December 31, 2005.

      December 2004 (for fiscal years ending 2004)

      On December 22, 2004, we issued 10% convertible promissory notes to Momona Capital Corp. and Ellis International Ltd., each in the amount of $100,000. The notes have a maturity date of April 30, 2006 and are convertible into shares of common stock at $0.10 per common share. The notes are payable in twelve equal monthly installments, commencing May 1, 2005. The installment payments consist of principal and a "premium" of 20% of the principal paid per installment. We have the option to defer such payment until the note's maturity date on April 30, 2006, if our common stock trades above $0.15 for the five trading days prior to the due date of an installment payment and the underlying common stock is registered. In connection with this transaction, we issued additional notes, without attached warrants, in the aggregate amount of $10,000 to Momona Capital Corp. and Ellis International Ltd. upon identical terms as the principal notes, as a finders' fees. All of the notes were converted to our common stock during 2005.

      May 2005 (for fiscal years ending 2005)

      On May 23, 2005, we issued a convertible promissory note for $100,000 to Osher Capital Corp as a finder's fee in connection with a Subscription Agreement for the issuance of convertible prime plus 4% notes. The note has a maturity date of January 28, 2007 and is convertible into shares of our common stock at $0.125 per common share. The note is payable in twelve equal monthly installments, commencing June 1, 2005. The installment payments consist of principal equal to 1/20th of the initial principal amount which, subject to certain conditions concerning trading volume and price, can be paid in cash at 103% of the monthly installment or common stock or a combination of both. Osher converted $75,000 of this note to our common stock during 2005. We have accrued interest of $3,704 on the Osher note as of December 31, 2005.

Bravo! Foods International Corp.
Response to SEC Comment Letter
May 4, 2006
Item 11
                                     Exhibit 5


      We have conducted a thorough analysis of the debt and equity agreements to determine whether there are any provisions that may be embedded derivatives that should be bifurcated and accounted for separately in accordance with SFAS 133. Our approach and methodology used in this analysis are as follows:

Methodology:

      Our approach was to utilize the guidance provided for under SFAS 133 and EITF 00-19, as well as the clarification provided for by Section II.B of Current Accounting and Disclosure Issues as developed by the SEC. The conversion features of each agreement, especially the provisions relating to defaults, mandatory redemptions and registration rights, were closely examined to determine if there existed any derivatives embedded in the agreements that must be bifurcated and accounted for separately.

Scope:

I. The provisions of each agreement were individually examined to first determine whether the embedded derivative should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. Paragraph 12 (a-c) of SFAS 133 was utilized as guidance.

      Under paragraph 12 of SFAS 133, an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

o The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.
o The contract ("the hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under other applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.
o A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11 of SFAS 133, be a derivative instrument (subject to classification under SFAS 150).

II. If the derivatives met the requirements of bifurcation in accordance with paragraph 12 (a-c) of SFAS 133, we then analyzed as to whether the embedded derivatives qualified for the paragraph 11(a) scope exception in SFAS 133.

      Paragraph 11(a) of SFAS 133 states that notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

o Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial condition. To evaluate (2), reference was made to EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" to determine if the embedded derivative, if freestanding, would be classified as equity, and thus would not have to be accounted for under SFAS 133.

      To determine if the conversions feature would be included in stockholders' equity, the feature was analyzed under EITF 00-19. The first step of the EITF 00-19 analysis was to determine whether the host contract is a conventional convertible instrument under paragraph 4 of EITF 00-19 and EITF 05-2, The Meaning of "Conventional Convertible Debt Instrument". If the instrument is a conventional convertible instrument, the embedded conversion feature would qualify for equity classification under EITF 00-19, qualify for the scope exception in SFAS 133, and not be bifurcated from the host instrument.

      Under paragraph 4 of EITF 00-19, the requirements of paragraphs 12-32 of EITF 00-19 do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the requirements of paragraphs 12-32 do apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133.

      Under EITF 05-2, the characteristics of a conventional convertible debt instrument are (1) the series holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares (2) the conversion features do not include the ability of the holder to compel the redemption owing to the occurrence or non-occurrence of a contingency that is not within the control of the company, (3) there are no settlement alternatives that are not within the control of the company, other than conversion at the option of the holder or redemption and mandatory conversion at the option of the company, (4) settlement alternatives have the same economic value (5) the contracts do not prohibit settlement in unregistered shares and provisions are made for the issuance of unregistered shares (6) the instrument does not provide for a discount for the delivery of non-registered shares (7) there are no provisions in the event of non-registration that would result in that liquidation damages, and (8) there are no contingencies outside the control of the issuer that may result in a settlement that is of economically disproportionate value.

      If the instrument did not qualify as a conventional convertible, Paragraphs 12-32 of EITF 00-19 was analyzed to determine whether the feature should be accounted for as a liability or equity. Failure to pass any one of the requirements of paragraphs 12-32 of EITF 00-19 would disallow equity treatment. If the feature was classified as a liability under EITF 00-19 , it would not qualify for paragraph 11 scope exception under SFAS 133 and was treated as a derivative at fair value, with changes in fair value recorded in earnings.

      The following control matrices that detail the provisions of the agreements are patterned after what was provided previously in our letter of March 13, 2006.

      The matrices analyze whether any of the embedded conversion provisions require bifurcation from the host and accounted as a derivative instrument utilizing FAS 133 and EITF 00-19. All of the three criteria must be met to meet the bifurcation requirement, per paragraph 12 of Statement 133.

      Note: to meet the requirement for potential bifurcation under paragraph 12 of FAS 133, all three of the following criteria (Sections A, B, C) must be a "Yes" response. An "n/a" response means provision is NOT an applicable embedded conversion feature.

      The last column (Final Disposition) determines whether the embedded conversion feature, based on its provisions, has failed the test for equity under EITF 00-19 and, thus, must be classified as a liability and separately reported. In order to be classified as equity, all of the conditions outlined in EITF 00-19 must be met.



        Preferred Equity

                                                              A                B             C
     Contract        Relevant         Description         Economic          Hybrid         Would a        Potential         Final
                    Provisions                        characteristics   instrument NOT    separate     bifurcation and  Disposition-
                                                        NOT closely       remeasured     instrument     accounted for    Classify as
                                                      related to host?    under other   with the same     separately      equity or
                                                                             GAAP         terms be      under FSA 133?    liability
                                                                         requirements?  classed as a                     under EITF
                                                                                         liability?                        00-19?
---------------    -------------   ----------------   ----------------   -------------  -------------  ---------------  ------------
     Series B
    Convertible
     Preferred
                   Stated Value        $1.00 per            n/a               n/a            n/a             n/a             n/a
                                    preferred share
                     Dividends       Cumulative at          n/a               n/a            n/a             n/a             n/a
                                      9% payable
                                       only upon
                                    liquidation or
                                    redemption as
                                     a percentage
                                    of Stated Value
                    Conversion       One preferred          Yes               Yes            Yes             Yes        Equity-Issue
                                     to one common                                                                       meets scope
                                                                                                                          exception
                                                                                                                            under
                                                                                                                         EITF 05-02,
                                                                                                                       FAS 133 Para.
                                                                                                                       11(a) and the
                                                                                                                         8 tests for
                                                                                                                        equity under
                                                                                                                         EITF 00-19.
                   Registration          None               n/a               n/a            n/a             n/a             n/a
                      Rights
                    Liquidation      Identical to           n/a               n/a            n/a             n/a             n/a
                      Rights         common stock
                    Redemption      At election of          n/a               n/a            n/a             n/a             n/a
                      Rights         Company only
                                       at Stated
                                      Value plus
                                      accumulated
                                       dividends
                  Default/Penalties      none               n/a               n/a            n/a             n/a             n/a


Conclusion: Series B Preferred has no provisions deemed to be embedded derivatives that require bifurcation and separate accounting. No further action required.


                                                            A                B              C
    Contract        Relevant         Description         Economic          Hybrid         Would a     Potential for        Final
                   Provisions                        characteristics   instrument NOT    separate    bifurcation and   Disposition-
                                                       NOT closely       remeasured     instrument    accounted for     Classify as
                                                     related to host?    under other   with the same    separately       equity or
                                                                            GAAP         terms be     under FAS 133?     liability
                                                                        requirements?  classed as a                     under EITF
                                                                                        liability?                        00-19?
------------------  ----------   ------------------  -----------------  -------------  ------------- ----------------  -------------
Series H, J and K
   Convertible
    Preferred
                  Stated Value       $10.00 per            n/a               n/a            n/a            n/a              n/a
                                   preferred share
                    Dividends       Series H: 7%           n/a               n/a            n/a            n/a              n/a
                                     cumulative,
                                       simple
                                  interest, no
                                    preferential
                                     over common
                                  holders, can
                                    be share
                                   settled at
                                 company option
                                    series J: 8%
                                    series K: 8%
                   Liquidation      Preferential           n/a               n/a            n/a            n/a              n/a
                     Rights         as to unpaid
                                     dividends &
                                      remaining
                                  Stated Value;
                                  identical to
                                 common holders
                                  in all other
                                      respects
                   Conversion         Series H:            Yes               Yes            No              No              n/a
                      Price           Fixed at
                                     $0.40/share
                                      Series J:
                                      Fixed at
                                     $0.25/share
                                      Series K:
                                      Fixed at
                                     $0.10/share
                   Adjustments         Splits,             n/a               n/a            n/a            n/a              n/a
                                    combinations
                                         and
                                   reclassifications
                                    shall result
                                         in
                                    proportionate
                                    adjustment of
                                 the conversion
                                    price to
                                  achieve same
                                 economic value
                                   as prior to
                                   the defined
                                       events.
                                    Holders shall
                                   have rights
                                  equivalent to
                                   holders of
                                   prior event
                                 common holders
                                 upon merger or
                                     sale of
                                      corporate
                                      property
                                    substantially
                                   as an entirety
                     Posting        Required only          n/a               n/a            n/a            n/a              n/a
                   Collateral        if company
                                     refuses to
                                    convert upon
                                      claim of
                                      unlawful
                                     activity by
                                     holder and
                                        seeks
                                     injunction
                                       against
                                    holder. Bond
                                 requirement is
                                   150% of Stated
                                      Value of
                                  conversion in
                                      question



                                       21



                     Buy In          Holder has            Yes               Yes            No              No              n/a
                                   right to cover     However, there                                      No net
                                    non-delivery      is No economic                                 settlement terms
                                   of common upon      gain or loss
                                     conversion       for holder or
                                       through           company
                                    purchases in
                                    open market.
                                       Company
                                    obligated to
                                     pay the
                                     difference
                                   between Stated
                                      Value of
                                      preferred
                                  sought to be
                                  converted and
                                   buy in cost
                                  plus 16% per
                                 annum interest
                                  until payment
                                         of
                                    differential
                                   by company
                    Mandatory      From and after          Yes               Yes            No              No              n/a
                   Conversion        five years,
                                     company has
                                    the right to
                                       compel
                                   conversions at
                                     conversion
                                       price,
                                  provided that
                                  the common is
                                 issued without
                                     restrictive
                                       legend,
                                 trading during
                                  a 22 day look
                                   back is not
                                 less than 300%
                                    of conversion
                                    price, and no
                                      event of
                                     default has
                                      occurred
                  Redemption by    From and after          n/a               n/a            n/a            n/a              n/a
                     Company       two years from
                                      issuance,
                                     company has
                                      right to
                                     redeem for
                                    135% (except
                                     series K at
                                    120%) of the Stated
                                    Value plus accrued
                                     and unpaid
                                      dividends
                    Events of      Failure to pay          n/a               n/a            n/a            n/a              n/a
                     Default          money to
                                     holder when
                                    due, material
                                       breach,
                                      material
                                   misrepresentation,
                                    assignment to
                                     creditors,
                                   money judgment
                                    over $50,000
                                    not discharge
                                     in 45 days,
                                    bankruptcy or
                                     insolvency,
                                     failure to
                                      maintain
                                   listing, court
                                  order, SEC or
                                 NASD enjoining
                                     action,
                                   failure to
                                 deliver common
                                    stock on
                                  conversion ,
                                non-registration
                                        event


                                       22


                    Event of          Increase             Yes               Yes            No              No              n/a
                 Default Penalty    dividend rate                                                     Fixed penalty
                                       to 15%                                                              for
                                                                                                     non-performance
                                                                                                        not a net
                                                                                                        settlement
                                                                                                        provision
                   Issuance of      Subscription           Yes               Yes            No              No              n/a
                  Unregistered,       Agreement
                   Restricted       provides for
                     Common         the issuance
                                    of same, and
                                    reissuance of
                                     such shares
                                       without
                                     restrictive
                                       legend
                                     pursuant to
                                      Rule 144
                    Delay in         Failure to            Yes               Yes            No              No              n/a
                   Delivery of     deliver common                                                     Fixed penalty
                 Common-Penalty      pursuant to                                                           for
                                     conversion                                                      non-performance
                                    shall result                                                        not a net
                                   in liquidation                                                       settlement
                                     damages for                                                        provision
                                    economic loss
                                     of $100 per
                                    business day
                                   per $10,000 of
                                    Stated Value
                                      converted
                  Inability to      Holders have           Yes               Yes            Yes            Yes        See 9.2 of Sub
                     Deliver        the option to                                                                      agreement and
                 Common-Mandatory      compel                                                                           para. 12 of
                  Redemption by       mandatory                                                                         EITF 00-19.
                     Holder         redemption in                                                                     Liability that
                                     cash for at                                                                         requires
                                     140% of the                                                                         separate
                                    Stated Value                                                                        reporting.
                                                                                                                      This provision
                                                                                                                        compels the
                                                                                                                        company to
                                                                                                                       produce a net
                                                                                                                           cash
                                                                                                                        settlement.
                                                                                                                       At the option
                                                                                                                      of the holder.
                  Registration      Contingent on          n/a               n/a            n/a            n/a              n/a
                     Rights           effective
                                    registration
                                   statements for
                                        prior
                                     designated
                                     convertible
                                      preferred
                                       series
                 Non-Registration       none               n/a               n/a            n/a            n/a              n/a
                 Events-Penalty



Conclusion: Series H, J, and K Preferred contain features that must be bifurcated and accounted for separately under paragraph 12 of Statement 133 and EITF 00-19, as the economic characteristics and risks of the conversion provision are not clearly and closely related to the host contract. Accordingly, the Company's financial statements have been restated to reflect same.

Series F and I Preferred - Note: All of the preferred shares of Series F and I have been converted into common stock as of June 23, 2005. All of the shares were settled in a conventional manner.

      Various waivers were obtained in March 2001 for Series F which removed all of the issues regarding the failure to deliver shares on a Delivery Date, and for any other Event of Default within the control of the company, thus eliminating the derivative aspect of the relevant original terms of the Agreements. Also, management states that the Series I Subscription Agreement embodied the limitation of remedies set forth in the referenced waiver letters.

      Regardless, as Series F was issued April 2000, it is outside the purview of SFAS 133, which would have been effective the first of the fiscal year after June 15, 2000 (or January 1, 2001). As such, no analysis for embedded derivatives is required.

      In regards to Series I preferred, the company in its March 13, 2006 response letter to the SEC, stated the following:

      "Our Series I convertible preferred do not satisfy the definition of a "conventional convertible instrument" owing to the conversion of the preferred into a variable number of shares. As, such the exception on paragraph 11(a) of SFAS 133 does not apply to our Series I convertible preferred. As a general proposition, however, our Series I convertible preferred are appropriately presented as equity under an analysis of EITF 00-19, since we control the form of settlement. Our Series I convertible preferred require a net share settlement."

      Based on the position of management, Series I was analyzed for other embedded derivatives that may require bifurcation and separate accounting treatment of the embedded conversion feature of the agreements.

                                                          A                B             C
     Contract      Relevant         Description        Economic         Hybrid        Would a      Potential for        Final
                  Provisions                       characteristics  instrument NOT   separate     bifurcation and   Disposition-
                                                     NOT closely      remeasured    instrument     accounted for     Classify as
                                                   related to host?   under other  with the same     separately       equity or
                                                                         GAAP        terms be      under FAS 133?     liability
                                                                     requirements? classed as a                      under EITF
                                                                                    liability?                         00-19?
----------------  -------------  ----------------  ----------------  ------------- -------------  ----------------  --------------

     Series I
    Convertible
     Preferred
                 Stated Value       $10.00 per           n/a              n/a           n/a             n/a              n/a
                                  preferred share
                   Dividends         8% simple           n/a              n/a           n/a             n/a              n/a
                                   payable on a
                                   preferential
                                   basis before
                                   holders of
                                    common;
                                  company holds
                                    option to
                                  share settle.
                  Liquidation      Preferential          n/a              n/a           n/a             n/a              n/a
                    Rights         as to unpaid
                                    dividends &
                                     remaining
                                  Stated Value;
                                  identical to
                                  common holders
                                  in all other
                                     respects
                  Conversion       At option of          Yes              Yes           Yes             Yes          Fails scope
                     Price        holder, either                                                                      exception
                                   $0.40 or 75%                                                                      under EITF
                                     of three                                                                        05-2 due to
                                  lowest closing                                                                      variable
                                    bid prices                                                                       conversion
                                  during 22 look                                                                      feature.
                                    back period
                  Conversion        # of shares          Yes              Yes           No               No              n/a
                  Limitation           from
                                  conversion and
                                     owned by
                                  holder may not
                                   exceeds 9.99%
                                   of the total
                                    issued and
                                    outstanding
                                      shares
                  Adjustments         Splits,            n/a              n/a           n/a             n/a              n/a
                                   combinations
                                        and
                                  reclassifications
                                   shall result
                                        in
                                   proportionate
                                   adjustment of
                                  the conversion
                                     price to
                                   achieve same
                                  economic value
                                    as prior to
                                    the defined
                                       events.
                                    Holders shall
                                    have rights
                                   equivalent to
                                    holders of
                                    prior event
                                  common holders
                                  upon merger or
                                      sale of
                                     corporate
                                     property
                                   substantially
                                  as an entirety.


                                       25

                    Posting        Required only         n/a              n/a           n/a             n/a              n/a
                  Collateral        if company
                                    refuses to
                                   convert upon
                                     claim of
                                     unlawful
                                    activity by
                                    holder and
                                       seeks
                                    injunction
                                      against
                                   holder. Bond
                                  requirement is
                                  150% of Stated
                                     Value of
                                   conversion in
                                     question.
                    Buy In          Holder has           Yes              Yes           No               No              n/a
                                  right to cover     However, No                                       No net
                                   non-delivery     economic gain                                 settlement terms
                                  of common upon     or loss for
                                    conversion        holder or
                                      through          company
                                   purchases in
                                   open market.
                                      Company
                                   obligated to
                                    pay the
                                    difference
                                  between Stated
                                     Value of
                                     preferred
                                   sought to be
                                   converted and
                                   buy in cost
                                  plus 16% per
                                  annum interest
                                  until payment
                                        of
                                   differential
                                    by company.
                   Events of      Failure to pay         n/a              n/a           n/a             n/a              n/a
                    Default         money when
                                   due; material
                                  misrepresentation;
                                  assignment fbo
                                    creditors;
                                  money judgment
                                   over $50,000
                                  not discharged
                                     within 45
                                       days;
                                    bankruptcy,
                                    insolvency;
                                    failure to
                                     maintain
                                  listing; court
                                   order, SEC or
                                  NASD enjoining
                                      equity
                                   tranactions;
                                   failure to
                                  deliver common
                                    stock on
                                   conversion;
                                  non-registration
                                      event.
                   Events of        Increase of          Yes              Yes           No               No              n/a
                    Default        dividend rate                                                   Fixed penalty
                    Penalty         from 8% to                                                          for
                                  15%; mandatory                                                  non-performance
                                  redemption for                                                     not a net
                                   events within                                                     settlement
                                  company control                                                    provision


                                       26


                   Mandatory      Triggered only         Yes              Yes           No               No
                  Redemption        for events                                                     Company cannot
                                    (including                                                     be forced into
                                    defaults)                                                        Mandatory
                                  within company                                                   Redemption as
                                    control. At                                                   only applies to
                                     option of                                                     events within
                                      holder,                                                      the company's
                                     mandatory                                                        control
                                   redemption at
                                    cash amount
                                   equal to 130%
                                     of Stated
                                   Value or the
                                    number of
                                      common
                                  issuable upon
                                  conversion of
                                   an amount of
                                   Stated Value
                                    and accrued
                                  dividends at
                                  the conversion
                                   price in
                                  effect on the
                                  trading day
                                   prior to
                                    redemption
                                      notice,
                                  multiplied by
                                  the average of
                                  the closing
                                  bid and ask
                                  prices for the
                                  common on the
                                    trading day
                                    prior to
                                      notice.
                  Issuance of      Subscription          Yes              Yes           No               No              n/a
                 Unregistered,       Agreement
                  Restricted       provides for
                    Common         the issuance
                                   of same, and
                                   reissuance of
                                    such shares
                                      without
                                    restrictive
                                      legend
                                    pursuant to
                                     Rule 144.
                   Delay in         Failure to           Yes              Yes           No               No              n/a
                  Delivery of     deliver common                                                   Fixed penalty
                Common-Penalty      pursuant to                                                         for
                                    conversion                                                    non-performance
                                   shall result                                                      not a net
                                  in liquidation                                                     settlement
                                    damages for                                                      provision
                                   economic loss
                                    of $100 per
                                   business day
                                  per $10,000 of
                                   Stated Value
                                    converted.
                 Registration      Piggyback and         n/a              n/a           n/a             n/a              n/a
                    Rights           on demand
                                     requiring
                                   filing within
                                    60 days of
                                    closing and
                                   effectiveness
                                   150 days from
                                     closing.
                Non-Registration    Payment in           Yes              Yes           No               No
                Events-Penalty     cash or stock                                                   Fixed penalty
                                    at holders                                                          for
                                      option.                                                     non-performance
                                   Penalty equals                                                     not a net
                                    1% for the                                                       settlement
                                   first 30 days                                                     provision
                                   of default and
                                   2% thereafter
                                     of Stated
                                     Value of
                                   preferred then
                                   owned for each
                                   30-day period
                                     of default.



Conclusion: The 2003 Convertible Note Issues contain features that must be bifurcated and accounted for separately under paragraph 12 of Statement 133 and EITF 00-19, as economic characteristics and risks of the conversion provisions are not clearly and closely related to the same for the host contract. Accordingly, the Company's financial statements have been restated to reflect same.

Convertible Notes
Analysis

                                                            A                B              C
     Contract       Relevant         Description         Economic         Hybrid         Would a     Potential for        Final
                   Provisions                        characteristics  instrument NOT    separate    bifurcation and    Disposition-
                                                       NOT closely      remeasured     instrument    accounted for     Classify
                                                     related to host?   under other   with the same    separately     as equity or
                                                                           GAAP         terms be     under FAS 133?     liability
                                                                       requirements?  classed as a                     under EITF
                                                                                       liability?                        00-19?
----------------  --------------  ----------------  ----------------  --------------  -------------  --------------  ---------------
   November 2003
      Issues
                  Interest Rate       8% simple            n/a              n/a            n/a            n/a              n/a
                                      interest;
                                   failure to pay
                                      monetary
                                    amounts under
                                   note result in
                                   increase of
                                   interest rate
                                       to 15%.
                    Payments        Note payable           n/a              n/a            n/a            n/a              n/a
                                     at maturity
                   Conversion       The lesser of          Yes              Yes            Yes            Yes          For period
                      Price         (I) $.05 or (                                                                       prior to
                                   II) 75% of the                                                                      (effective
                                   January 1, average                                                                    date of
                                   of the 2006                                                                       Amendment that
                                    three lowest                                                                         removes
                                     closing bid                                                                        variable
                                   prices for the                                                                    feature) fails
                                     30 trading                                                                           scope
                                    days prior to                                                                       exception
                                     Conversion                                                                       (conventional
                                    Date; during                                                                       convertible
                                    the 180 days                                                                       debt) under
                                      after the                                                                       EITF 05-2 due
                                    initial issue                                                                      to variable
                                    date, unless                                                                       conversion
                                     an Event of                                                                     feature. Also,
                                      Default,                                                                          for same
                                     conversion                                                                       period, fails
                                     price shall                                                                       equity test
                                     not be less                                                                     under para. 19
                                     than $.03.                                                                      of EITF 00-19,
                                     During the                                                                        as company
                                   Initial Period                                                                        cannot
                                       (a) the                                                                        determine if
                                       closing                                                                           it has
                                    trading price                                                                      sufficient
                                    of the Common                                                                        shares
                                    Stock for any                                                                     available to
                                   consecutive 15                                                                      settle its
                                     trading day                                                                         shares.
                                   period is $.20
                                     or higher,
                                    and, (b) the
                                    daily trading
                                     volume for
                                    each such 15
                                    trading days
                                    is 300,000 0r
                                   more shares
                                     off Common
                                    Stock, and c.
                                         the
                                    registration
                                    statement ...is
                                    effective for
                                    each such 15
                                    trading days,
                                      then the
                                   Initial Period
                                    shall be
                                      extended
                                    indefinitely.
                   Conversion        # of shares           Yes              Yes            No              No              n/a
                   Limitation           from
                                   conversion and
                                      owned by
                                   holder may not
                                    exceed 9.99%
                                    of the total
                                     issued and
                                     outstanding
                                       shares




                                  28


                   Adjustments         Splits,             n/a              n/a            n/a            n/a              n/a
                                    combinations
                                         and
                                   reclassifications
                                    shall result
                                         in
                                    proportionate
                                    adjustment of
                                   the conversion
                                      price to
                                    achieve same
                                   economic value
                                     as prior to
                                     the defined
                                       events.
                                    Holders shall
                                     have rights
                                    equivalent to
                                     holders of
                                     prior event
                                   common holders
                                   upon merger or
                                    sale of
                                      corporate
                                      property
                                   substantially
                                   as an entirety.
                     Posting        Required only          n/a              n/a            n/a            n/a              n/a
                   Collateral        if company
                                     refuses to
                                    convert upon
                                      claim of
                                      unlawful
                                     activity by
                                     holder and
                                        seeks
                                     injunction
                                       against
                                    holder. Bond
                                   requirement is
                                   130% of Stated
                                      Value of
                                   conversion in
                                      question.
                     Buy In          Holder has            Yes              Yes            No              No              n/a
                                   right to cover                                                        No net
                                    non-delivery                                                    settlement terms
                                   of common upon
                                     conversion
                                       through
                                    purchases in
                                   open market.
                                       Company
                                    obligated to
                                     pay the
                                     difference
                                   between Stated
                                      Value of
                                      preferred
                                   sought to be
                                   converted and
                                    buy in cost
                                   plus 15% per
                                  annum interest
                                   until payment
                                         of
                                    differential
                                     by company.


                                  29

                    Events of      Failure to pay          Yes              Yes            No              No
                     Default         money when
                                    due; material
                                   misrepresentation;
                                   assignment fbo
                                     creditors;
                                   money judgment
                                    over $50,000
                                   not discharged
                                      within 45
                                        days;
                                     bankruptcy,
                                     insolvency;
                                     failure to
                                      maintain
                                   listing; court
                                    order, SEC or
                                   NASD enjoining
                                       equity
                                    transactions;
                                     failure to
                                   deliver common
                                      stock on
                                     conversion;
                                  non-registration
                                       event.
                    Events of       Acceleration           n/a              n/a            n/a            n/a              n/a
                     Default           of Note
                     Penalty
                      Note
                    Events of        At option of          Yes              Yes            Yes            Yes         See para. 12
                     Default           holder,                                                                       of EITF 00-19.
                    Mandatory         mandatory                                                                      Liability that
                   Redemption-      redemption at                                                                       requires
                  Subscription       cash amount                                                                        separate
                    Agreement       equal to 130%                                                                      reporting.
                                   of outstanding                                                                    This provision
                                   Note principal                                                                      compels the
                                    or the number                                                                      company to
                                      of common                                                                       produce a net
                                    issuable upon                                                                         cash
                                    conversion of                                                                      settlement,
                                    the above and                                                                    even though no
                                       accrued                                                                            cash
                                    dividends at                                                                       settlement
                                   the conversion                                                                     provision is
                                      price in                                                                         present per
                                    effect on the                                                                     se, as it is
                                     trading day                                                                      at the option
                                      prior to                                                                       of the holder.
                                     redemption
                                       notice,
                                    multiplied by
                                   the average of
                                     the closing
                                     bid and ask
                                   prices for the
                                    common on the
                                     trading day
                                      prior to
                                       notice.
                   Issuance of      Subscription           Yes              Yes            No              No              n/a
                  Unregistered,       Agreement
                   Restricted       provides for
                     Common         the issuance
                                    of same, and
                                    reissuance of
                                     such shares
                                       without
                                     restrictive
                                       legend
                                     pursuant to
                                      Rule 144.


                                  30


                    Delay in         Failure to            Yes              Yes            No              No              n/a
                   Delivery of     deliver common                                                    Fixed penalty
                 Common-Penalty      pursuant to                                                          for
                                     conversion                                                     non-performance
                                    shall result                                                       not a net
                                   in liquidation                                                      settlement
                                     damages for                                                       provision
                                    economic loss
                                     of $100 per
                                    business day
                                   per $10,000 of
                                   Note principal
                                       amount
                                     converted.
                  Registration      Piggyback and          n/a              n/a            n/a            n/a              n/a
                     Rights           on demand
                                      requiring
                                    filing within
                                     30 days of
                                     closing and
                                    effectiveness
                                    120 days from
                                      closing.
                 Non-registration    Payment in            Yes              Yes            No              No
                     Events         cash or stock                                                    Fixed penalty
                     Penalty         at holders'                                                          for
                                       option.                                                         provision
                                   non-performance
                                     Penalty is
                                    1% not a net for
                                      the first
                                    settlement
                                     30 days of
                                   default and 2%
                                    thereafter of
                                    Stated Value
                                    of preferred
                                   then owned for
                                     each 30-day
                                     period of
                                      default.


Conclusion: The 2003 Convertible Note Issues contain features that must be bifurcated and accounted for separately under paragraph 12 of Statement 133 and EITF 00-19, as economic characteristics and risks of the conversion provisions are not clearly and closely related to the same for the host contract. Accordingly, the Company's financial statements have been restated to reflect same.

                                                             A                B             C
     Contract        Relevant         Description         Economic         Hybrid        Would a     Potential for         Final
                    Provisions                        characteristics  instrument NOT   separate    bifurcation and    Disposition-
                                                        NOT closely      remeasured    instrument    accounted for      Classify as
                                                      related to host?   under other  with the same    separately        equity or
                                                                            GAAP        terms be     under FAS 133?      liability
                                                                        requirements? classed as a                      under EITF
                                                                                       liability?                         00-19?
----------------   --------------   --------------   -----------------  ------------- ------------- ---------------    -------------
    April 2004
     June 2004
   October 2004
   December 2004
      Issues

                   Interest Rate      10% simple            n/a              n/a           n/a            n/a               n/a
                                       interest
                     Payments           Monthly             n/a              n/a           n/a            n/a               n/a
                                     payments with
                                     interest and
                                     1/5th of the
                                    principal due;
                                         total
                                      outstanding
                                        due at
                                       maturity.
                                      Company has
                                     choice to pay
                                     in cash or in
                                      registered
                                        shares.
                    Conversion       $0.10 (4/04)           Yes              Yes           No              No               n/a
                       Price         $0.15 (6/04)
                                     $0.10 (10/04)
                                     $0.10 (12/04)

                    Conversion        # of shares           Yes              Yes           No              No               n/a
                    Limitation           from
                                    conversion and
                                       owned by
                                    holder may not
                                     exceeds 9.99%
                                     of the total
                                      issued and
                                      outstanding
                                        shares
                    Adjustments         Splits,             Yes              Yes           No              No               n/a
                                     combinations
                                          and
                                    reclassifications
                                     shall result
                                          in
                                     proportionate
                                     adjustment of
                                    the conversion
                                       price to
                                     achieve same
                                    economic value
                                      as prior to
                                      the defined
                                        events.
                                     Holders shall
                                      have rights
                                     equivalent to
                                      holders of
                                      prior event
                                    common holders
                                    upon merger or
                                        sale of
                                       corporate
                                       property
                                     substantially
                                    as an entirety.


                                       32

                      Posting        Required only          n/a              n/a           n/a            n/a               n/a
                    Collateral        if company
                                      refuses to
                                     convert upon
                                       claim of
                                       unlawful
                                      activity by
                                      holder and
                                         seeks
                                      injunction
                                        against
                                     holder. Bond
                                    requirement is
                                    130% of Stated
                                       Value of
                                     conversion in
                                       question.
                      Buy In          Holder has            Yes              Yes           No              No               n/a
                                    right to cover                                                       No net
                                     non-delivery                                                   settlement terms
                                    of common upon
                                      conversion
                                        through
                                     purchases in
                                     open market.
                                        Company
                                     obligated to
                                        pay the
                                      difference
                                    between Stated
                                       Value of
                                       preferred
                                     sought to be
                                     converted and
                                      buy in cost
                                     plus 15% per
                                    annum interest
                                     until payment
                                          of
                                     differential
                                      by company.
                     Events of      Failure to pay          Yes              Yes           No              No
                      Default         money when
                                     due; material
                                    misrepresentation;
                                    assignment fbo
                                      creditors;
                                    money judgment
                                     over $50,000
                                    not discharged
                                       within 45
                                         days;
                                      bankruptcy,
                                      insolvency;
                                      failure to
                                       maintain
                                    listing; court
                                     order, SEC or
                                    NASD enjoining
                                        equity
                                     transactions;
                                      failure to
                                    deliver common
                                       stock on
                                      conversion;
                                    non-registration
                                        event.
                     Events of       Acceleration           n/a              n/a           n/a            n/a               n/a
                      Default           of Note
                      Penalty
                      (Note)


                                       33


                     Events of        At option of          Yes              Yes           Yes            Yes          See para. 12
                      Default           holder,                                                                       of EITF 00-19.
                     Mandatory         mandatory                                                                      Liability that
                    Redemption       redemption at                                                                       requires
                   (Subscription      cash amount                                                                        separate
                    Agreement)       equal to 130%                                                                      reporting.
                                    of outstanding                                                                    This provision
                                    Note principal                                                                      compels the
                                     or the number                                                                      company to
                                       of common                                                                       produce a net
                                     issuable upon                                                                         cash
                                     conversion of                                                                      settlement,
                                     the above and                                                                    even though no
                                        accrued                                                                            cash
                                     dividends at                                                                       settlement
                                    the conversion                                                                     provision is
                                       price in                                                                         present per
                                     effect on the                                                                      se. At the
                                      trading day                                                                      option of the
                                       prior to                                                                           holder.
                                      redemption
                                        notice,
                                     multiplied by
                                    the average of
                                      the closing
                                      bid and ask
                                    prices for the
                                     common on the
                                      trading day
                                       prior to
                                        notice.
                    Issuance of      Subscription           Yes              Yes           No              No               n/a
                   Unregistered,       Agreement
                    Restricted       provides for
                      Common         the issuance
                                     of same, and
                                     reissuance of
                                      such shares
                                        without
                                      restrictive
                                        legend
                                      pursuant to
                                       Rule 144.
                     Delay in         Failure to            Yes              Yes           No              No               n/a
                    Delivery of     deliver common                                                   Fixed penalty
                  Common-Penalty      pursuant to                                                         for
                                      conversion                                                    non-performance
                                     shall result                                                      not a net
                                    in liquidation                                                     settlement
                                      damages for                                                      provision
                                     economic loss
                                      of $100 per
                                     business day
                                    per $10,000 of
                                    Note principal
                                        amount
                                      converted.
                   Registration      Piggyback and          n/a              n/a           n/a            n/a               n/a
                      Rights           on demand
                                       requiring
                                     filing within
                                      30 days of
                                      closing and
                                     effectiveness
                                     120 days from
                                       closing.
                  Non-registration    Payment in            Yes              Yes           No              No
                      Events         cash or stock                                                   Fixed penalty
                      Penalty         at holders'                                                         for
                                        option.                                                     non-performance
                                     Penalty is 1%                                                     not a net
                                     for the first                                                     settlement
                                      30 days of                                                       provision
                                    default and 2%
                                     thereafter of
                                     Stated Value
                                     of preferred
                                    then owned for
                                      each 30-day
                                       period of
                                       default.


Conclusion: The 2004 Convertible Note Issues contain features that must be bifurcated and accounted for separately under paragraph 12 of Statement 133 and EITF 00-19, as economic characteristics and risks of the conversion provisions are not clearly and closely related to the same for the host contract. Accordingly, the Company's financial statements have been restated to reflect same.


                                                       A                B              C
  Contract     Relevant         Description         Economic         Hybrid         Would a       Potential for          Final
              Provisions                        characteristics  instrument NOT    separate      bifurcation and     Disposition-
                                                  NOT closely      remeasured     instrument      accounted for       Classify as
                                                related to host?   under other   with the same      separately         equity or
                                                                      GAAP         terms be       under FAS 133?       liability
                                                                  requirements?  classed as a                         under EITF
                                                                                  liability?                            00-19?
------------  ------------   ----------------  -----------------  -------------  -------------   -----------------   ---------------
January 2005
  May 2005
 August 2005
   Issues
      -
 April 2005
    Issue
(No Warrants
   Issued)
             Interest Rate    WSJ prime rate          n/a              n/a            n/a              n/a                n/a
                               plus 4%; rate
                               shall not be
                               less than 8%.
                                     -
                                4/05 - 10%
                                  simple
                                 interest.
               Payments           Monthly             Yes              Yes            No                No                n/a
                               payments with
                               interest and
                               1/20th of the
                              principal due;
                                   total
                                outstanding
                                  due at
                                 maturity.
                                Payment of
                              monthly amount
                               could be made
                                in cash or
                              stock. If in cash,
                                    company
                              shall pay 103%
                               of the amount
                              due; if stock,
                                 number of
                               shares shall
                               be the number
                               determined by
                               dividing the
                              portion of the
                              Monthly Amount
                              converted into
                               shares of
                              common by the
                                   Fixed
                                Conversion
                                  Price.
                                     -
                               4/05 - Monthly
                                payments to
                               include 1/5th
                                of principal.
                                Company has
                               option to pay
                               in cash or
                                registered
                                  shares.
              Conversion           Fixed              Yes              Yes            No                No                n/a
                 Price          Conversion
                                 Price of
                              $0.125 subject
                                    to
                               Adjustments.
                                     -
                               4/05 - Fixed
                              price of $0.20
                                subject to
                               adjustments.


                                       35


            Monthly Amount     Holder shall           Yes              Yes            Yes              Yes           Classify as a
              Conversion       convert into                                                                         liability that
              Guidelines       common shares                                                                           requires
                               at the Fixed                                                                            separate
                                Conversion                                                                           reporting, as
                              Price provided                                                                             fails
                                 that the                                                                            paragraphs 12
                              average of the                                                                        and 14 0f EITF
                                five lowest                                                                         00-19; monthly
                                closing bid                                                                         settlement may
                               prices of the                                                                         require cash;
                              common for the                                                                           also, the
                              20 consecutive                                                                           terms may
                               trading days                                                                             require
                                immediately                                                                           delivery of
                              preceding such                                                                          registered,
                              Repayment Date                                                                          unlegended
                                 shall be                                                                             shares, not
                               greater than                                                                          unregistered
                                or equal to                                                                           shares, as
                               15% above the                                                                          required by
                                   Fixed                                                                             paragraph 14.
                                Conversion
                                  Price.
                                Company may
                                NOT elect to
                               pay a Monthly
                               Amount due on
                                a Repayment
                              Date in common
                               stock in an
                                amount of
                                shares of
                              common which
                              would exceed
                               20% of the
                              average daily
                             trading volume
                                 for the
                               preceding 20
                                 days. The
                              Monthly Amount
                                 due on a
                              Repayment Date
                                 that the
                             Holder has NOT
                              been able to
                              convert into
                              common shares
                              shall be paid
                             by the company
                                 at the
                                 company's
                               election (1)
                             in cash at the
                              rate of 103%
                              of the amount
                              due or (2) in
                                registered,
                                unlegended,
                              free-trading
                              common stock
                                  at a
                               conversion
                             rate of 80% of
                             the average of
                                the five
                             lowest closing
                              bid prices of
                               the common
                              stock for the
                                20 trading
                              days preceding
                              such Repayment
                                   Date.
                                     -
                                4/05 - does
                                not apply.
              Conversion        # of shares           Yes              Yes            No                No                n/a
              Limitation           from
                              conversion and
                                 owned by
                              holder may not
                               exceeds 9.99%
                               of the total
                                issued and
                                outstanding
                                  shares.
                                     -
                                4/05 - same
                                  terms.



                                       36


              Adjustments         Splits,             Yes              Yes            No                No                n/a
                               combinations
                                    and
                              reclassifications
                               shall result
                                    in
                               proportionate
                               adjustment of
                              the conversion
                                 price to
                               achieve same
                              economic value
                                as prior to
                                the defined
                                   events.
                               Holders shall
                               have rights
                              equivalent to
                               holders of
                               prior event
                              common holders
                              upon merger or
                                 sale of
                                 corporate
                                 property
                              substantially
                             as an entirety.
                                     -
                                4/05 - same
                                  terms.
                Posting        Required only          n/a              n/a            n/a              n/a                n/a
              Collateral        if company
                                refuses to
                               convert upon
                                 claim of
                                 unlawful
                                activity by
                                holder and
                                   seeks
                                injunction
                                  against
                               holder. Bond
                              requirement is
                              130% of Stated
                                 Value of
                                conversion in
                                 question.
                                     -
                                4/05 - same
                                  terms.
                Buy In          Holder has            Yes              Yes            No                No                n/a
                              right to cover                                                          No net
                               non-delivery                                                      settlement terms
                              of common upon
                                conversion
                                  through
                              purchases in
                               open market.
                                  Company
                               obligated to
                                pay the
                                difference
                              between Stated
                                 Value of
                                 preferred
                               sought to be
                               converted and
                                buy in cost
                               plus 15% per
                              annum interest
                               until payment
                                    of
                               differential
                                by company.
                                     -
                                4/05 - same
                                  terms.


                                       37


               Optional         Provided no           n/a              n/a            n/a              n/a                n/a
              Redemption-        Event of
                Company         Default has
                                 occurred,
                                company can
                                  prepay
                                outstanding
                                 principal
                                  amount,
                               together with
                                  accrued
                               interest, by
                                  paying
                                subscriber
                                120% of the
                               above amount,
                                Redemption
                              date being not
                               less than 30
                                days from
                                Redemption
                                  Notice.
                                     -
                                4/05 - same
                                  terms.
               Events of      Failure to pay          Yes              Yes            No                No                n/a
                Default         money when
                              due; Breach of
                                 covenant;
                              Breach of reps
                              and warranties;
                              assignment fbo
                                creditors;
                              money judgment
                               over $50,000
                              not discharged
                                 within 45
                               days; default
                               under one or
                                   more
                              obligations of
                                more than
                               $50,000 in
                              aggregate for
                              more than 20
                                   days;
                                bankruptcy,
                                insolvency;
                                failure to
                                 maintain
                              listing; court
                              order, SEC or
                              NASD enjoining
                                  equity
                               transactions;
                               failure to
                             deliver common
                                stock on
                               conversion;
                            non-registration
                             event; reverse
                                splits w/o
                              prior consent;
                              cross default;
                                 change in
                                 control.
                                     -
                                4/05 - same
                                  terms.
               Events of       Interest rate          n/a              n/a            n/a              n/a                n/a
                Default        increases by
                Penalty       5% until Event
                (Note)         of Default is
                                 cured or
                                  waived.
                                     -
                                  4/05 -
                               Acceleration
                                 of Note.


                                       38

               Events of        At option of          Yes              Yes            Yes              Yes           See para. 12
                Default           holder,                                                                           of EITF 00-19.
               Mandatory         mandatory                                                                          Liability that
              Redemption       redemption at                                                                           requires
             (Subscription      cash amount                                                                            separate
              Agreement)       equal to 120%                                                                          reporting.
                                  of the                                                                            This provision
                                outstanding                                                                           compels the
                                 principal                                                                            company to
                               amount or the                                                                         produce a net
                                 number of                                                                               cash
                                  common                                                                              settlement,
                               issuable upon                                                                        even though no
                               conversion of                                                                             cash
                                 the above                                                                            settlement
                                amount and                                                                           provision may
                                  accrued                                                                           be present per
                               dividends, at                                                                          se. At the
                              the conversion                                                                         option of the
                                 price in                                                                               holder.
                               effect on the
                                  Deemed
                                Conversion
                                   Date.
                                     -
                                 4/05 - At
                                 option of
                                  holder,
                                 mandatory
                             redemption for
                              cash; amount
                              equal to 130%
                                 of the
                                outstanding
                                 Note, or
                                 number of
                                  shares
                               multiplied by
                               conversion
                                price in
                                effect on
                                  Deemed
                                Conversion
                                 Date,
                              whichever is
                                 greater.
              Issuance of      Subscription           Yes              Yes            No                No                n/a
             Unregistered,       Agreement
              Restricted       provides for
                Common         the issuance
                               of same, and
                               reissuance of
                                such shares
                                  without
                                restrictive
                                  legend
                                pursuant to
                                 Rule 144.
                                     -
                                4/05 - Same
                                  terms.
               Delay in         Failure to            Yes              Yes            No                No                n/a
              Delivery of     deliver common                                                      Fixed penalty
            Common-Penalty      pursuant to                                                            for
                                conversion                                                       non-performance
                               shall result                                                         not a net
                              in liquidation                                                        settlement
                                damages for                                                         provision
                               economic loss
                                of $100 per
                               business day
                              per $10,000 of
                              Note principal
                                  amount
                                converted.
                                     -
                                4/05 - same
                                  terms.


                                       39


             Registration      On demand for          n/a              n/a            n/a              n/a                n/a
                Rights         a period from
                               91 days after
                                Closing but
                                 not later
                                 than two
                                years after
                              Closing; piggy
                                  backs.
                               Company shall
                              also file with
                              the Commission
                              not later than
                               45 days from
                                the Initial
                              Closing Date a
                                 Form SB-2
                               Registration
                                Statement.
                                     -
                                  4/05 -
                                 Piggyback
                                  rights;
                              Demand rights.
            Non-registration   Registration           Yes              Yes            No                No
                Events         Statement not                                                      Fixed penalty
              Liquidation      filed timely;                                                           for
                Damages        not declared                                                      non-performance
               (does not       effective on                                                         not a net
            apply to April       or before                                                          settlement
              2005 Issue)        Effective                                                          provision.
                                 Date; not
                                 declared                                                            Company
                                 effective                                                         controls the
                                 within 3                                                           manner of
                               business days                                                         payment.
                               of clearance;
                                 not filed
                              within 60 days
                               after written
                               request or is
                               not declared
                                 effective
                                within 120
                                 days of
                                  written
                                 request.
                               Company will
                               pay an amount
                                equal to 2%
                                for each 30
                               days, of the
                              Purchase Price
                                of the Note
                                 remaining
                                unconverted
                                and purchase
                                price of
                               shares issued
                                   upon
                               conversion of
                               the Note. The
                               company must
                                 pay the
                               liquidated
                               damages in
                               cash or an
                               amount equal
                               to 200% of
                                such cash
                                liquidated
                                damages if
                                 paid in
                                additional
                                 shares of
                                registered,
                                unlegended,
                               free-trading
                               shares of
                               common stock.


                                       40

            Non-registration   Registration           Yes              Yes            No                No                n/a
                Events         Statement not                                                      Fixed penalty
              Liquidation      filed timely;                                                           for
                Damages         or is filed                                                      non-performance
            (For 4/05 Note     and declared                                                         not a net
                 Only)        effective, but                                                        settlement
                                 fails to                                                           provision
                               remain so for
                               more than 30
                                days in one
                                year or 20
                                consecutive
                               days. Company
                                to pay to
                               holder cash
                               equal to 1%
                              for the first
                              30 days and 2%
                              for the 30 day
                                  period
                              thereafter, of
                               the Purchase
                               Price of the
                                   Notes
                                 remaining
                                unconverted
                              and purchase
                              price of the
                               Shares issued
                                   upon
                                conversion
                                during the
                                pendency of
                                    the
                              Non-registration
                                  Event.
               Delay in        Company will           Yes              Yes            Yes              Yes           See para. 12
              Delivery of         pay as                                                                            of EITF 00-19.
              Unlegended        liquidation                                                                         Liability that
                Shares          damages to                                                                             requires
              Liquidation      subscriber in                                                                           separate
                Damages        the amount of                                                                          reporting.
                  And            $100 per                                                                           This provision
               Mandatory       business day                                                                           compels the
             Redemption of       after the                                                                            company to
              Securities       Delivery Date                                                                         produce a net
              Subject to         for each                                                                                cash
                Default         $10,000 of                                                                            settlement,
                                 purchase                                                                           even though no
                                price. If, cash
                              during any 360
                              settlement
                                day period,                                                                          provision may
                                the company                                                                         be present per
                                 fails to                                                                                 se.
                                  deliver                                                                           Contracts that
                                Unlegended                                                                            include any
                               Shares for an                                                                        provision that
                               aggregate of                                                                          could require
                               30 days, then                                                                           net-cash
                                subscriber                                                                            settlement
                                may, at its                                                                            cannot be
                                  option,                                                                            accounted for
                                require the                                                                          as equity of
                                company to                                                                           the company.
                               redeem all or
                              any portion of
                                the Shares
                                subject to
                               such default
                              at a price per
                              share equal to
                                120% of the
                              Purchase Price
                               of the Common
                                  Stock.
                                     -
                                4/05 - Same
                              terms with the
                               exception of
                                redemption
                                 price per
                              share to be
                              equal to 130%
                               of the
                              Purchase Price
                              of such Shares.



Conclusion: The January, May, and August 2005 Convertible Note Issues contain features that must be bifurcated and accounted for separately under paragraph 12 of Statement 133 and EITF 00-19, as economic characteristics and risks of the conversion provisions are not clearly and closely related to the same for the host contract. Accordingly, the Company's financial statements have been restated to reflect same.

Conclusion: The April 2005 Convertible Note Issue contains features that must be bifurcated and accounted for separately under paragraph 12 of Statement 133 and EITF 00-19, as economic characteristics and risks of the conversion provisions are not clearly and closely related to the same for the host contract. Accordingly, the Company's financial statements have been restated to reflect same.